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Michael Davis, Esq.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4184 tel 212 701 5184 fax michael.davis@davispolk.com

March 16, 2020

Re:  AVX Corporation

Schedule 13E-3 filed by Arch Merger Sub Inc. and Kyocera Corporation

Filed March 2, 2020

File No. 005-09319

Schedule TO

Filed March 2, 2020

Filed by Arch Merger Sub Inc. and Kyocera Corporation

File No. 005-09319

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Duchovny:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 12, 2020 (the “Comment Letter”) regarding the above-referenced combined Schedule TO-T and Schedule 13E-3 of Kyocera Corporation (“Parent”) and Arch Merger Sub Inc. (“Purchaser”) filed on March 2, 2020 (the “Schedule TO”). In conjunction with this letter, Parent and Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

Please find enclosed three copies of Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. All defined terms in this letter have the same meaning as in the Offer to Purchase filed as an exhibit to the Schedule TO (the “Offer to Purchase”), unless otherwise indicated.

Schedule 13E-3

1.	Provide the disclosure regarding alternatives required by Item 1013(b) of Regulation M-A, including the reasons you have undertaken this going private transaction at this time.

In response to the Staff’s comment, the following additional disclosure has been added to the Offer to Purchase as the second paragraph under “The Offer—Section 12—Purpose of the Offer; Plans for AVX; Effects of the Offer; Stockholder Approval; Appraisal Rights—Purpose of the Offer; Plans for AVX”:

“Parent believes that the spread of new technologies will lead to increased demand in the electronic components industry, and that technological innovation and business opportunities are expected to change faster than ever. Under such rapid-changing and increased competitive circumstances, enhancing Parent’s competitive strengths and global presence vis-à-vis competitors is more of a priority than ever. Parent believes that under its global strategy, laying out the framework for rapid expansion, such as technology development, customer acquisition and investment implementation, and leveraging Parent’s and AVX’s strengths, are essential in order to gain market share in such ever-changing circumstances. Parent considers making AVX a wholly owned subsidiary of Parent as an important initiative to enhance Parent’s corporate value and make Parent a stronger industry player in the medium-to-long-term, which would not be achievable to the same extent if AVX continues to operate on a standalone basis. Parent did not consider any alternative transactions to achieve these goals. Further, Parent is interested only in acquiring the Shares that it does not already own, and in its capacity as shareholder of AVX, Parent has no interest in selling any of the Shares it holds nor would Parent vote in favor of or otherwise support any alternative sale, merger or similar transaction involving AVX.

For these reasons, Parent decided to cause Purchaser to make the Offer at this time in order to acquire the entire equity interest in AVX that Parent does not already own.”

Offer to Purchase

Certain Information Concerning AVX – Certain Unaudited Financial Projections, page 31

2.	We note that the projected financial information and forecasts are summarized. Please disclose the projections and forecasts in full.

The summary financial projections included in the Offer to Purchase were included solely (i) to give AVX stockholders access to certain short-term budget information that was made available in the ordinary course of business to Parent that was later used by Parent in connection with preparing Parent’s long-term financial projections for AVX and (ii) because the long-term financial projections prepared by Parent were made available to Daiwa / DC Advisory, who, at the instruction of Parent, used such projections in connection with rendering the Presentation to Parent’s senior management and performing its related financial analysis. We respectfully acknowledge the Staff’s comment and advise the Staff that Parent and Purchaser believe the summary financial projections disclosed in the Offer to Purchase contain all of the material projected financial information (i) in the short-term budget information made available by AVX to Parent and (ii) in the long-term projections made available by Parent to Daiwa / DC Advisory. Each of the short-term budget information made available to Parent by AVX and the long-term financial projections prepared by Parent made available to Daiwa contained additional granular information relating to individual components of the summary financial projections disclosed in the Offer to Purchase. Parent and Purchaser do not believe that disclosing the more granular information that makes up those projections would provide additional material information to stockholders of AVX.

Furthermore, Parent and Purchaser respectfully advise the Staff that the request to disclose the “projections and forecasts in full” is not mandated by the specific disclosure items of Schedule TO or Schedule 13E-3. Because Parent and Purchaser have disclosed all material projected financial information, Parent and Purchaser believe that no revision to the existing disclosure is required.

Parent and Purchaser acknowledge that (1) Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4184 with any questions you may have with respect to the foregoing.

Very truly yours,
/s/ Michael Davis
Michael Davis